UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): December 8, 2021

LANDA APP 2 LLC

(Exact name of issuer as specified in its charter)

Delaware	87-1767314
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 W. 18th Street

New York, NY 10011

(Full mailing address of principal executive offices)

646-905-0931

(Issuer’s telephone number, including area code)

Membership Interests:

Landa Series 2174 Scarbrough Road Stone Mountain GA LLC	Landa Series 3192 Lake Monroe Road Douglasville GA LLC
Landa Series 153 Spring Valley Stockbridge GA LLC	Landa Series 45 Robertford Drive Covington GA LLC
Landa Series 126 Wildwood Road Stockbridge GA LLC	Landa Series 303 Kellys Walk Locust Grove GA LLC
Landa Series 137 Spring Valley Circle Stockbridge GA LLC	Landa Series 4085 Springvale Way McDonough GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

Refinance Note

As previously disclosed in the Landa App 2 LLC (the “Company”) Offering Statement filed with the Securities and Exchange Commission on December 3, 2021, each of the following series (each a “Series,” and collectively the “Series”) of the Company issued a commercial promissory note to LendingOne, LLC (the “Lender”) on the terms set forth in the table below (each a “Refinance Note” and collectively, the “Refinance Notes”) and the amounts outstanding under the Series’ existing promissory notes issued to Landa Holdings, Inc., the Company’s Manager, were reduced by the respective principal amounts of the Refinance Notes. Each Refinance Note is an unsecured obligation of the applicable Series.

Each Refinance Note is secured by the Property (as defined below) underlying the respective Series. Each Refinance Note requires payments of interest only for the term of such note, with the principal balance due upon maturity. Failure to make interest payments under a Refinance Note when due would constitute an event of default under the Refinance Note, permitting LendingOne to require the immediate payment of all amounts outstanding under the Refinance Note, and if the Series is unable to pay all such amounts, LendingOne would be entitled to foreclose on the applicable Property and force its sale to recover all such unpaid amounts. In addition, each Refinance Note provides that if a Series is more than 30 days late in making any regular monthly interest payment or otherwise in default under such Refinance Note, all amounts outstanding under such Refinance Note will accrue interest at a rate of 4.8% per annum. Each Refinance Note also permits the Series to prepay and discharge the amounts outstanding under such notes subject to specified prepayment premium.

Series	Principal Amount of Note	Annual Interest Rate	Issuance Date	Maturity Date
Landa App 2 LLC - 2174 Scarbrough Road Stone Mountain GA LLC	$122,250	4.80%	December 9, 2021	*
Landa App 2 LLC - 153 Spring Valley Circle Stockbridge GA LLC	$116,250	4.80%	December 9, 2021	*
Landa App 2 LLC - 126 Wildwood Road Stockbridge GA LLC	$116,250	4.80%	December 9, 2021	*
Landa App 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC	$122,500	4.80%	December 9, 2021	*
Landa App 2 LLC - 3192 Lake Monroe Road Douglasville GA LLC	$108,750	4.80%	December 9, 2021	*
Landa App 2 LLC - 45 Robertford Drive Covington GA LLC	$180,750	4.80%	December 9, 2021	*
Landa App 2 LLC - 303 Kellys Walk Locust Grove GA LLC	$132,080	4.80%	December 9, 2021	*
Landa App 2 LLC - 4085 Springvale Way McDonough GA LLC	$157,500	4.80%	December 9, 2021	*

*	This Refinance Note shall mature on the earlier of (i) January 1, 2027, and (ii) the date on which the unpaid principal balance of this Refinance Note becomes due and payable by acceleration or otherwise or the exercise by LendingOne of any right or remedy under the Refinance Note and/or any other document or agreement entered into in connection with the Refinance Note.

The foregoing is a summary of the terms of the Refinance Notes and does not purport to be a complete description of such terms. This summary is qualified in its entirety by reference to the Refinance Notes, copies of which are filed as Exhibits 6.1, 6.2, 6.3, 6.4, 6.5, 6.6, 6.7, and 6.8 to this report.

In connection with the Refinance Notes, each Series also entered into customary commercial security agreements, including a mortgage and security agreement, assignment of leases and rents, and pledge instrument by the Series against the Property in favor of LendingOne.

Item 9. Other Events

Transfer of Title

On December 8, 2021, Landa Properties LLC ("Landa Properties”) transferred title (the “Transfer’) to the following properties (“Properties”) to the applicable Series, as set forth in the table below. In connection with the Transfer, Landa Properties also assigned the applicable lease agreement for each of the Properties underlying the Series to the applicable Series.

Series	Property
Landa App 2 LLC - 2174 Scarbrough Road Stone Mountain GA LLC	2174 Scarbrough Road, Stone Mountain, GA, 30088
Landa App 2 LLC - 153 Spring Valley Circle Stockbridge GA LLC	153 Spring Valley Cir, Stockbridge, GA, 30281
Landa App 2 LLC - 126 Wildwood Road Stockbridge GA LLC	126 Wildwood Road, Stockbridge, GA, 30281
Landa App 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC	137 Spring Valley Cir, Stockbridge, GA, 30281
Landa App 2 LLC - 3192 Lake Monroe Road Douglasville GA LLC	3192 Lake Monroe Road, Douglasville, GA, 30135
Landa App 2 LLC - 45 Robertford Drive Covington GA LLC	45 Robertford Drive, Covington, GA, 30016
Landa App 2 LLC - 303 Kellys Walk Locust Grove GA LLC	303 Kellys Walk, Locust Grove, GA, 30248
Landa App 2 LLC - 4085 Springvale Way McDonough GA LLC	4085 Springvale Way, McDonough, GA, 30252

EXHIBITS

The following exhibits are filed herewith:

Exhibit No.	Description
6.1	Commercial Promissory Note, dated December 8, 2021, by and between LendingOne, LLC and Landa App 2 LLC - 2174 Scarbrough Road Stone Mountain GA LLC
6.2	Commercial Promissory Note, dated December 8, 2021, by and between LendingOne, LLC and Landa App 2 LLC - 153 Spring Valley Circle Stockbridge GA LLC
6.3	Commercial Promissory Note, dated December 8, 2021, by and between LendingOne, LLC and Landa App 2 LLC - 126 Wildwood Road Stockbridge GA LLC
6.4	Commercial Promissory Note, dated December 8, 2021, by and between LendingOne, LLC and Landa App 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC
6.5	Commercial Promissory Note, dated December 8, 2021, by and between LendingOne, LLC and Landa App 2 LLC - 3192 Lake Monroe Road Douglasville GA LLC
6.6	Commercial Promissory Note, dated December 8, 2021, by and between LendingOne, LLC and Landa App 2 LLC - 45 Robertford Drive Covington GA LLC
6.7	Commercial Promissory Note, dated December 8, 2021, by and between LendingOne, LLC and Landa App 2 LLC - 303 Kellys Walk Locust Grove GA LLC
6.8	Commercial Promissory Note, dated December 8, 2021, by and between LendingOne, LLC and Landa App 2 LLC - 4085 Springvale Way McDonough GA LLC

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 14, 2021
LANDA APP 2 LLC
By: Landa Holdings, Inc.,
its Manager

By:	/s/ Yishai Cohen
Name:	Yishai Cohen
Title:	Chairman, Chief Executive Officer, and President

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